Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio)

									Period from
	Nine Months		Twelve Months		Twelve Months		Twelve Months		Inception
	Ended		Ended		Ended		Ended		(July 27, 2004) to
	September 30,		December 31,		December 31,		December 31,		December 31,
	2008		2007*		2006		2005		2004
Computation of Earnings:
Pretax income from continuing operations	$86,704		$195,084		$183,507		$42,825		$8,065
Capitalized interest	(5,378)		(1,409)		—		—		—
Amortization of Capitalized Interest	43		—		—		—		—
Fixed charges (see below)	46,297		38,628		9,804		10,064		2,081

Total Earnings	127,666		232,303		193,311		52,889		10,146

Computation of Fixed Charges:
Estimated interest portion of rent	2,814		925		526		71		11
Interest expense, including amortization of debt expense	45,392		36,055		9,278		9,880		2,070
Realized gains/(losses) on derivative instruments included in interest expense	(7,287)		239		—		113		—
Capitalized interest	5,378		1,409		—		—		—

Total fixed charges	$46,297		$38,628		$9,804		$10,064		$2,081

Ratio of Earnings to Fixed Charges	2.8	x	6.0	x	19.7	x	5.3	x	4.9	x

*	Ratio has been restated to exclude our discontinued operation.